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                                                          FOR IMMEDIATE RELEASE



U.K.-BASED SIEBE PLC TO ACQUIRE WONDERWARE CORPORATION


        IRVINE, CALIF., FEB. 24, 1998 -- Siebe plc and Wonderware Corporation (Nasdaq Trading Symbol: WNDR) announced today that Siebe has entered into a definitive agreement to acquire Wonderware for $24 per share in cash, or approximately $375 million.

        The offer was unanimously approved by Wonderware's Board of Directors. Siebe plc expects to initiate a cash tender offer as soon as possible to complete the transaction, which is expected to occur in April of 1998.

        Founded in 1987, Wonderware pioneered Microsoft Windows-based software for developing industrial automation applications. The company's FactorySuite(TM) product line is an integrated suite of easy-to-use software tools for creating factory applications and provides one of the broadest ranges of functionality available on the market today. Based in Irvine, Calif., Wonderware has regional offices in the U.S., Europe, Latin America and Asia to provide support to its network of nearly 150 distributor offices. The company reported record revenues of $82.5 million for 1997.

        "We are excited about the opportunity this acquisition gives Siebe to further expand our Windows NT-based industrial automation software product range," said Allen Yurko, Siebe managing director and chief executive officer. "Industrial automation is clearly a core area for

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Siebe and our recent significant success at launching the Foxboro I/A system on
Microsoft Windows NT was an important strategic milestone.

        "The acquisition of Wonderware and its high growth FactorySuite software products will clearly complement our already strong software position in batch and process applications, providing Siebe with the broadest range of both UNIX and Windows NT software for the industrial automation market," Yurko added.

        "We're pleased with this transaction and excited by the strategic alliance this represents going forward," said Roy H. Slavin, Wonderware chairman, president and chief executive officer. "Our shareholders will receive a significant premium to Wonderware's current market value. Our customers will benefit from the association with a powerful and experienced global group that is committed to a fully integrated range of industrial automation software products. In addition, our employees and distributors will benefit from the opportunities that will soon be available across a broader industrial stage."

        Siebe intends to finance the acquisition of Wonderware with existing lines of credit. Siebe expects to promptly commence a tender offer, at $24 per share, for all outstanding shares of Wonderware. The offer is subject to the condition that a majority of the shares are tendered and other customary conditions. If the tender offer is successful, it will be followed as promptly as possible by a merger in which any remaining shares of Wonderware stock will be converted into the right to receive $24 per share in cash. Siebe was advised in the acquisition by Merrill Lynch. Wonderware was advised by Hambrecht & Quist LLC.

        Siebe, based in Windsor, Berkshire, is one of Britain's largest diversified engineering and electronics groups, incorporating more than 200 companies and employing more than 50,000 people worldwide. The group designs and manufactures temperature and appliance controls, process automation and control systems, and industrial equipment. Leading


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subsidiaries of Siebe Control Systems include Foxboro, Barber-Colman, Triconex and APV. For the year ended April 5, 1997, Siebe reported revenues of more than Pounds 3 billion (approximately US$4.95 billion).

        This news release contains forward-looking statements that involve risks and uncertainties, including the risks associated with satisfying the various conditions to closing the proposed transaction. Certain of these factors as well as additional risks and uncertainties, are detailed from time to time in Wonderware's periodic filings with the Securities and Exchange Commission.


        For more information, contact:

SIEBE PLC
Allen Yurko, Chief Executive
Barry Francis, Group Public Relations Director
Telephone: (+44) 1753 855 411

WONDERWARE CORPORATION
Roy Slavin, Chairman & CEO
Sam Auriemma, Vice President, CFO
Telephone (714) 450-7967


CONFERENCE CALL FOR ANALYSTS AND INSTITUTIONS

A dial-in conference call for analysts and institutions, to be chaired by Allen Yurko, chief executive of Siebe, has been arranged for today (2/24/98) at 3:00 p.m. London time, 10:00 a.m. New York time, and 7:00 a.m. California time. The contact telephone number in the U.K. is 0181 781 0579 and in the U.S.A. is (800) 857-5752.




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